Exhibit (a)(15)

FORM OF NOTICE OF EXPIRATION OF OFFER AND REPLACEMENT OF ELIGIBLE OPTIONS

To                    :

We are pleased to announce that we have completed our Offer to Amend or Replace Eligible Options. As a result of the Offer and your election, we have amended outstanding Eligible Options covering           shares of Novell common stock to increase the exercise price of each such option to the lower of (i) the Fair Market Value per share of Novell common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $     , the Fair Market Value per share of such common stock on the expiration date of the Offer. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the approximate aggregate amount of $      to compensate them for the higher exercise prices per share in effect for their amended options. The “Fair Market Value” per share of our common stock on any date means the closing selling price per share of our common stock on the last market trading day prior to that date.

In addition, we cancelled tendered Eligible Options covering           shares of Novell common stock because the adjusted exercise price for those options would have been the same or lower than the exercise price in effect for those options prior to the amendment. In replacement of each such cancelled option, we granted a New Option that is exactly the same as the cancelled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of August 3, 2007.

Each New Option granted to you pursuant to the Offer is exactly the same as the tendered Eligible Option it replaced, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of August 3, 2007. The chart below indicates which tendered Eligible Options were cancelled and replaced with a New Option.

		Total Number of	Same Exercise Price
Grant Date of	Original Grant Date of	Shares Subject to	per Share Under New
Cancelled Option	Cancelled Option	New Option	Option ($)

NOVELL, INC.

By:
Title:
Date: